UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

SMART SHARE GLOBAL LIMITED

(Name of Issuer)

Class A Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83193E 102**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 83193E 102 has been assigned to the American Depositary Shares (“ADSs”) of Smart Share Global Limited (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 83193E 102

1. Names of Reporting Persons. Beautyworks Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		6.48% (or 2.86% of the aggregate voting power)*
12. Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of March 31, 2022, based on publicly available information.

CUSIP No. 83193E 102

2. Names of Reporting Persons. Advantech Master Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		6.48% (or 2.86% of the aggregate voting power)*
12. Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of March 31, 2022, based on publicly available information.

CUSIP No. 83193E 102

3. Names of Reporting Persons. Advantech Capital Partners Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		6.48% (or 2.86% of the aggregate voting power)*
12. Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of March 31, 2022, based on publicly available information.

CUSIP No. 83193E 102

4. Names of Reporting Persons. Advantech Capital L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		34,158,716 class A ordinary shares (represented by 17,079,358 American depositary shares)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		6.48% (or 2.86% of the aggregate voting power)*
12. Type of Reporting Person PN

* The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of March 31, 2022, based on publicly available information.

Schedule 13G

CUSIP 83193E 102

ITEM 1.

(a)     Name of Issuer: Smart Share Global Limited

(b)    Address of Issuer's Principal Executive Offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China

ITEM 2.

(a)  Name of Person Filing:

Beautyworks Investment Limited

Advantech Master Investment Limited

Advantech Capital Partners Ltd.

Advantech Capital L.P.

(b)  Address of Principal Business Office, or if None, Residence:

Beautyworks Investment Limited：Suites 1702-03, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong

Advantech Master Investment Limited: the same

Advantech Capital Partners Ltd.: the same

Advantech Capital L.P.: the same

(c)  Citizenship:

Beautyworks Investment Limited: Cayman Islands

Advantech Master Investment Limited: the same

Advantech Capital Partners Ltd.: the same

Advantech Capital L.P.: the same

(d) Title of Class of Securities: Class A Ordinary shares, par value US$0.0001 per share, of the Issuer

(e)  CUSIP Number: 83193E 102

(f)   CUSIP number 83193E 102 has been assigned to the ADS of the Issuer. Each ADS represents two class A ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Beautyworks Investment Limited

	By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

Advantech Master Investment Limited

	By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Advantech Capital Partners Ltd.

	By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

Advantech Capital L.P.

	By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement